SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                              (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
          1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                            (Amendment No. 1)*

                       Ambassador Apartments, Inc.
                             (Name of Issuer)

                       Common Stock, $.01 par value
                     (Title of Class and Securities)

                               02316A 10 2
                              (CUSIP Number)


       Terry Considine                     Copy to:
       AIMCO Properties, L.P.              Patrick J. Foye, Esq.
       1873 South Bellaire Street          Skadden, Arps et al.
       17th Floor                          919 Third Avenue
       Denver, Colorado 80222              New York, New York  10022
       (303) 757-8101                      (212) 735-2274
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                              December 15, 1997
           (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-------------------------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 02316A 10 2              13D
------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       AIMCO Properties, L.P.
       I.R.S. # 84-1259577
 -----------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)  ( )
                                                                (b)  ( )
------------------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*
      WC
------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                          (  )

------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------
                 (7)  SOLE VOTING POWER
    NUMBER OF            886,600
       SHARES        ___________________________________________________
  BENEFICIALLY   (8)  SHARED VOTING POWER
      OWNED BY                 0
        EACH         ___________________________________________________
    REPORTING    (9)  SOLE DISPOSITIVE POWER
       PERSON            886,600
         WITH         __________________________________________________
                (10)  SHARED DISPOSITIVE POWER
                               0
------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          886,600
------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                      (  )
------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.40%
------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
           PN
------------------------------------------------------------------------



            This Amendment No. 1 amends and supplements the following Items of the Schedule 13D of AIMCO Properties, L.P. (the "Reporting Person") filed on September 15, 1997 with the Securities and Exchange Commission with respect to the common stock, $.01 par value per share ("Common Stock"), of Ambassador Apartments, Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

ITEM 4:     PURPOSE OF TRANSACTION.

            Item 4 is hereby amended and supplemented to include the following:

                  On October 20, 1997, the Issuer's agent, Merrill Lynch & Co. ("Merrill Lynch"), contacted various persons, including AIMCO, to seek non-binding, preliminary indications of interest from those parties wishing to continue to pursue a strategic transaction with the Issuer.

                  On October 30, 1997, AIMCO responded with a letter, addressed to Merrill Lynch, proposing to purchase all outstanding Common Stock and outstanding partnership units of the Issuer for a combination of cash and common stock of AIMCO or OP Units of AIMCO Operating Partnership.

                  Subsequently, AIMCO made a proposal to acquire all of the outstanding shares of the Issuer's common stock not owned by AIMCO in a merger transaction in which AIMCO would issue shares of its Class A Common Stock, par value $0.01 per share, in exchange for the Issuer's common stock. AIMCO is in active negotiations with Ambassador with respect to such proposal. Although no agreement has yet been reached for the definitive terms of any such transaction and AIMCO has been advised that the Issuer is evaluating other proposals, it is possible that AIMCO and Ambassador could enter into a definitive agreement with respect to an acquisition in the near future. There can be no assurance, however, that AIMCO will be able to reach such an agreement, or that, if any agreement is entered into, that such a transac tion will occur. Any such transaction would be subject to a number of conditions, including approval by the stockholders of the Issuer.

                           *     *     *     *     *




                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 16, 1997                  AIMCO PROPERTIES, L.P.

                                          By: AIMCO-GP, Inc.
                                          Its: General Partner


                                          By:   /s/ Peter K. Kompaniez
                                          Name: Peter K. Kompaniez
                                          Title:   Executive Vice President